PROMISSORY NOTE

$450,000.00   September 16, 2020

FOR VALUE RECEIVED, Sky Quarry Inc., a Delaware corporation and 2020 Resources LLC, a Delaware limited liability company (collectively, "Payor"), jointly and severally promise to pay JPMorgan Chase Bank, N.A. or its assignee ("Payee"), in lawful money of the United States of America, the principal sum of Four Hundred Fifty Thousand Dollars ($450,000.00) (the "Principal Amount"), together with interest on the unpaid principal balance, in the manner provided below.

This Promissory Note (this "Note") has been executed and delivered in connection with that certain Securities Purchase Agreement dated as of September 16, 2020, by and among Sky Quarry Inc., as Buyer, 2020 Resources Holdings LLC, a Delaware limited liability company ("Seller"), 2020 Resources LLC, a Delaware limited liability company, and 2020 Resources (Canada) Ltd., a named Alberta corporation (as amended, modified and supplemented from time to time, the "Purchase Agreement"). Payments made under this Note comprise a portion of the Purchase Price payable to the Seller upon the consummation of the transactions described in the Purchase Agreement. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

1.   Maturity. Payor shall pay the outstanding Principal Amount (together with any accrued and unpaid interest thereon) to Payee on September 16, 2023 (the "Maturity Date").

2.   Interest. Subject to Section 3 hereof, interest shall accrue on the unpaid Principal Amount of this Note at the rate of ten percent (10%) per annum. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed. Accrued but unpaid interest shall be due and payable in arrears on the 15th day of each calendar month commencing with October 15, 2020 (each, an "Interest Payment Date") until the Principal Amount and other amounts owing hereunder are repaid in full, and shall be payable, at the option of Payor, in cash or in kind with such interest added to, and made part of, the outstanding Principal Amount on such Interest Payment Date.

3.   Default Interest. If Payor fails to make any payment of interest or principal within ten (10) days of the date required hereunder (whether by maturity, acceleration or otherwise), then, at the option of Payee, exercised by notice to Payor, such overdue amount shall thereafter bear interest at a rate per annum of five percent (5.0%) in excess of the rate otherwise applicable at the time (the "Default Rate") until paid in full. Acceptance of payment of any default interest shall not constitute a waiver of the default with respect to the overdue amount and shall not prevent Payee from exercising any of the other rights and remedies available to Payee. All such default interest shall be payable immediately upon written demand made by Payee to Payor.

4.   Manner of Payment. All payments of principal and interest on this Note, if made in cash, shall be made by wire transfer of immediately available funds to an account designated by Payee in writing. If any payment of principal or interest on this Note is due on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, and such

extension of time shall be taken into account in calculating the amount of interest payable under this Note. "Business Day" means any day other than a Saturday, Sunday or legal holiday in the State of New York.

5. Prepayment. Payor may, without premium or penalty, at any time and from time to time, prepay all or any portion of the outstanding principal balance due under this Note, provided that each such prepayment is accompanied by accrued interest on the amount of principal prepaid calculated to the date of such prepayment.

6. No Security. This Note is unsecured.

7. Representations of Payor. Payor hereby represents and warrants to Payee on the date hereof that:

(a) The entry and issuance of this Note by Payor are within Payor's corporate or other organizational power and have been duly authorized by all necessary corporate or other organizational actions. This Note has been duly executed and delivered by Payor and constitutes a legal, valid and binding obligation of Payor, enforceable against Payor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b) Payor and its directors, officers, employees and agents are in compliance with all AML Laws, Anti-Corruption Laws, Anti-Terrorism Laws and all applicable Sanctions in all material respects. Payor has instituted and maintains policies and procedures designed to ensure compliance with AML Laws, Anti-Corruption Laws, Anti-Terrorism Laws and applicable Sanctions. The issuance of this Note will not violate AML Laws, Anti-Corruption Laws, Anti-Terrorism laws or applicable Sanctions. As used in this Note, the following terms have the meanings specified below:

(1) "AML Laws" means all laws, rules, and regulations of any jurisdiction applicable to Payor or any of its subsidiaries from time to time concerning or relating to anti-money laundering.

(2) "Anti-Corruption Laws" means all laws, rules and regulations of any jurisdiction applicable to Payor or any of its subsidiaries from time to time concerning or relating to bribery or corruption, including, but not limited to, the U.S. Federal Corrupt Practices Act and the U.K. Bribery Act 2010.

(3) "Anti-Terrorism Laws" means any federal laws of the United States primarily relating to terrorism or money laundering, including, but not limited to, Executive Order 13224, the USA Patriot Act and the regulations administered by OFAC, the Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), and the Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.).

(4)   "Sanctions" means economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the United States Treasury Department Office of Foreign Assets Control, the U.S. Department of State, or the U.S. Department of Commerce, (b) the United Nations Security Council, (c) the European Union or any of its member states, (d) Her Majesty's Treasury, (e) Switzerland, (f) Canada or (g) any other relevant authority.

8.   Covenants. Until all outstanding principal and interest due to Payee under this Note has been repaid, Payor hereby covenants and agrees with Payee that:

(a)   Each of Payor and its subsidiaries shall keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

(b)   Each of Payor and its subsidiaries shall comply in all material respects with all laws applicable to it or its property, except where the failure to so comply would not reasonably be expected to result, individually or in the aggregate, in a material adverse effect to Payor. Each of Payor and its subsidiaries will maintain in effect policies and procedures designed to ensure compliance by Payor and its subsidiaries and their respective directors, officers, employees, and agents with AML Laws, Anti-Corruption Laws, Anti-Terrorism Laws and applicable Sanctions.

(c)   Within ten (10) days after the end of each calendar month, Payor shall deliver to Payee bank statements evidencing the total amount of cash held by Payor as of the end of such month.

9.   USA PATRIOT Act Notice. Payee hereby notifies Payor that pursuant to the requirements of the USA PATRIOT Act it is required to obtain, verify and record information that identifies Payor and its subsidiaries, which information includes the name and address of Payor and other information that will allow such Payee to identify Payor in accordance with such Act.

10.   Events of Default. The occurrence of any one or more of the following events shall constitute an event of default hereunder (each, an "Event of Default"):

(a)   Nonpayment. If Payor shall fail to pay either (i) when due any payment of interest on this Note and such default shall continue for a period of ten (10) days or (ii) on the Maturity Date, the unpaid Principal Amount, together with all accrued and unpaid interest under this Note.

(b)   Bankruptcy; Insolvency. If, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a "Bankruptcy Law"), (i) Payor shall (A) commence a voluntary case or proceeding; (B) consent to the entry of an order for relief against it in an involuntary case; (C) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (D) make a general assignment for the benefit of its creditors; or (E) admit in writing its inability to pay its debts as they become due, or (ii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Payor in an involuntary case; (B) appoints a trustee, receiver, assignee, liquidator or similar official for Payor or all or substantially all of its properties; or (C) orders the liquidation or dissolution of Payor.

(c)   Cross-Default. There occurs or exists (1) a breach, default, event of default or other similar condition or event (however described) in respect of the Payor under the Purchase Agreement, (2) a breach, default, event of default or other similar condition or event (however described) after the expiration of all applicable grace, notice and cure periods in respect of the Payor under one or more agreements or instruments relating to indebtedness which has resulted in such indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable, and/or (3) a default by the Payor or any of its Subsidiaries in making one or more payments on the due date thereof under one or more agreements or instruments relating to indebtedness of Payor.

(d)   Change of Control. There occurs a Change of Control. As used in this Note, "Change of Control" shall mean any of the following: (a) the consummation of a merger, consolidation, combination or reorganization of Payor with any other person or entity, other than a merger, consolidation, consolidation or reorganization which would result in the voting securities of Sky Quarry, Inc. outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the voting securities of Sky Quarry, Inc. or such surviving entity outstanding immediately after such merger, consolidation, combination or reorganization, (b) the consummation of the sale, assignment, lease, conveyance or other disposition by Payor of all or substantially all of any Payor's assets; or (c) any person or entity becoming the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of MGM representing 35% or more of the combined voting power of any Payor's then outstanding securities (other than a person or entity who as of the date of this Agreement is the beneficial owner of securities of a Payor representing 35% or more of the combined voting power of such Payor's outstanding securities).

(e)   Breach of Representation. Any representation, warranty or statement made or deemed to be made by or on behalf of Payor in this Note shall prove to have been incorrect in any material respect.

(f)   Covenants. Payor or any of its subsidiaries shall fail to observe or perform in any material respect any covenant, condition or agreement contained in this Note.

11.   Remedies Upon Event of Default. Upon the occurrence and during the continuance of an Event of Default hereunder, Payee at its option may: (i) declare to be due and payable immediately the entire unpaid Principal Amount and all unpaid accrued interest owing on this Note, due and payable immediately, without further presentment, demand, protest, notice, grace, or action of any nature whatsoever, all of which are specifically waived by Payor; (ii) sue on this Note; (iii) pursue any and all other remedies available to Payee, at law or equity, in the

Purchase Agreement or in this Note; or (iv) pursue any combination of the above. Payor shall pay all reasonable and documented out-of-pocket costs and expenses incurred by or on behalf of Payee in connection with Payee's exercise of any or all of its rights and remedies under this Note, including, without limitation, reasonable and documented attorneys' fees.

12.   Waivers. PAYOR EXPRESSLY WAIVES PRESENTMENT, PROTEST, DEMAND, NOTICE OF DISHONOR, NOTICE OF NON-PAYMENT, NOTICE OF MATURITY, NOTICE OF PROTEST, PRESENTMENT FOR THE PURPOSE OF ACCELERATING MATURITY, AND DILIGENCE IN COLLECTION.

13.   U.S. Federal Income Tax. For U.S. federal income tax purposes, the parties will treat payments of principal to the Payee in respect of this Note as payments of purchase price under Section 453 of the Internal Revenue Code of 1986, as amended (the "Code"), except to the extent that Sections 483 and 1274 of the Code require a portion of any such payment to be treated as interest, and payments of interest to the Payee as interest in accordance with Treasury Regulations Section 15A.453-1(c)(2)(ii) and Section 1274 of the Code. The parties shall not take any position on any tax return or tax proceeding to the contrary of this Section 13, unless required by applicable law.

14.   Miscellaneous.

(a)   Mutilated, Lost, Stolen or Destroyed Note. In case this Note shall be mutilated, lost, stolen or destroyed, Payor shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, if applicable, a new Note of like tenor, but only upon receipt of evidence reasonably satisfactory to Payor of such loss, theft, or destruction of such Note.

(b)   Maximum Interest. Payor and Payee intend to conform strictly to the applicable usury laws. In no event shall Payee be entitled to interest exceeding the maximum rate permitted by law. If Payee ever receives an amount designated as interest which would exceed the highest lawful rate, the amount which would be excessive interest shall be considered to be a reduction of principal and not a payment of interest.

(c)   Notices. Except as expressly set forth herein, all notices, requests, approvals, consents and other communications required to be given or made pursuant to this Note must be in writing and will be deemed effectively delivered to and received by a party hereto if given or made in accordance with that certain Stockholders Agreement of Sky Quarry, Inc. dated on or about the date hereof.

(d)   Entire Agreement. This Note supersedes all prior agreements, whether written or oral, between Payor and Payee with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between Payor and Payee with respect to its subject matter.

(e)   Joint and Several Obligations. The obligations of each person or entity executing this Note as Payor shall be joint and several.

(f)   Modifications; Waiver. No provision of this Note may be amended, supplemented, waived or otherwise modified except by a written agreement mutually executed by Payor and Payee. Neither any failure nor any delay by Payor or Payee in exercising any right, power or privilege under this Note or any of the documents referred to in this Note will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (i) no waiver that may be given by Payor or Payee will be applicable except in the specific instance for which it is given, and (ii) no notice to or demand on Payor or Payee will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Note.

(g)   Assignments, Successors and No Third Party Rights. Payor may not assign any of Payor's rights or delegate any of its obligations under this Note without the prior written consent of Payee. Any purported assignment without written consent of the other party shall be void and of no effect. Subject to the preceding sentence, this Note will apply to, be binding in all respects upon and inure to the sole benefit of the successors and permitted assigns of Payor and Payee. Payee may assign its rights under this Note without the prior written consent of Payor. Nothing expressed or referred to in this Note will be construed to give any Person other than Payor and Payee any legal or equitable right, remedy or claim under or with respect to any provision of this Note.

(h)   Severability. If any provision of this Note is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Note will remain in full force and effect. Any provision of this Note held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision with a valid and enforceable provision that will achieve, to the extent possible, the economic and business purposes of such invalid or unenforceable provision**.**

(i)   Governing Law; Venue. This Agreement will be governed by and construed in accordance with the internal Laws of the State of New York, without regard to the conflicts of Law principles that would require the application of any other Law. Each of Payor, and by accepting this Note, Payee, irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York state court sitting in New York County, New York in any Action or Proceeding arising out of or relating to this Note, waives any objection it may now or hereafter have to venue or to convenience of forum, and agrees not to bring any Action or Proceeding arising out of or relating to this Note in any court other than the foregoing courts.

(j)   Certain Waivers. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS NOTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO

THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE UNDERSIGNED (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE THAT SUCH OTHER PARTY WOULD NOT IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS NOTE BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATION IN THIS SECTION 14(J).

(k) <u>Signatures</u>. This Note may be executed and delivered by facsimile, portable document format (.pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign), and in multiple counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[SIGNATURES BEGIN ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Note as of the date first stated above.

PAYOR:

SKY QUARRY INC., a Delaware corporation

DocuSigned by:
DavidSealock

By: ____65E42F74F590445____
Name: David Sealock
Title: Chairman and Chief Executive Officer

2020 RESOURCES LLC, a Delaware limited liability company

DocuSigned by:
DavidSealock

By: ____65E42F74F590445...____
Name: David Sealock
Title: Chief Executive Officer

Accepted and agreed:

PAYEE:

JPMORGAN CHASE BANK, N.A.

By: ______________________________
Name:
Title:

[Signature Page to Promissory Note]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Note as of the date first stated above.

PAYOR:

SKY QUARRY INC., a Delaware corporation

By: ______________________
Name: David Sealock
Title: Chairman and Chief Executive Officer

2020 RESOURCES LLC, a Delaware limited liability company

By: ______________________________
Name: David Sealock
Title: Chief Executive Officer

Accepted and agreed:

PAYEE:

JPMORGAN CHASE BANK, N.A.

By: Sean Chudzik
Name: Sean Chudzik
Title: Vice President